================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                              --------------------

                                (Amendment No. 2)

                             Continucare Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

     Common Stock, $.0001 par value                           989004-403
-------------------------------------------          ---------------------------
     (Title of class of securities)                          (CUSIP number)

   Irving Berliner, Benesch, Friedlander, Coplan & Aronoff LLP, 2300 BP Tower,
                      Cleveland, Ohio 44114, (216) 363-4500
--------------------------------------------------------------------------------
       (Name, address and telephone number of person authorized to receive notices and communications)

                                 April 21, 1999
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


                         (Continued on following pages)
                               (Page 1 of 7 Pages)


================================================================================

CUSIP No. 989004-403                  13D      Page     2     of    7     Pages
         ---------------------                       --------    --------

  (1)     NAME OF REPORTING PERSONS:                   Sailfish Investments LLC
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:                                           22-3459888

          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX                                 (a)   [   ]
          IF A MEMBER OF A GROUP:                                   (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY:

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS:                                                   AF

          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e):                      [   ]

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION:                      New Jersey

          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER:                       614,200

                       --------------------------------------------------------
          NUMBER OF
           SHARES      (8)     SHARED VOTING POWER:                        none
         BENEFICIALLY
          OWNED BY     --------------------------------------------------------
            EACH
          REPORTING    (9)     SOLE DISPOSITIVE POWER:                  614,200
         PERSON WITH
                       --------------------------------------------------------

                       (10)    SHARED DISPOSITIVE POWER:                   none

          ---------------------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON:                                     614,200

          ---------------------------------------------------------------------

 (12)     CHECK BOX IF THE AGGREGATE AMOUNT IN
          ROW (11) EXCLUDES CERTAIN SHARES:                               [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11):                                              4.2%

          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON:                                          OO

          ---------------------------------------------------------------------

Item 1.       Security and Issuer.

              This Amendment No. 2 to Schedule 13D relates to the common stock, par value $.0001 per share (the "Common Stock"), of Continucare Corporation, a Florida corporation (the "Issuer") and amends the Schedule 13D which was originally filed on September 16, 1996. The address of the Issuer's principal executive office is 100 Southeast Second Street, 36th Floor, Miami, Florida 33131.

Item 5.       Interest in Securities of the Issuer.

              Item 5 is hereby amended and supplemented as follows:

              (a) Items 7 through 11 and 13 of the cover page of this Amendment No. 2 to Schedule 13D which relate to the ownership of Common Stock by Sailfish Investments are hereby incorporated by reference in this response.

              As of April 27, 1999, Sailfish Investments directly owned 614,200 shares of Common Stock, constituting approximately 4.2% of the outstanding shares of Common Stock, based upon 14,606,283 shares of Common Stock outstanding as of February 1, 1999 as reported in the Issuer's Quarterly
Report on Form 10-Q.

              As a result of Mr. Goldberg's being a controlling member and principal manager of Sailfish Investments, Mr. Goldberg may be deemed the beneficial owner (as defined in Rule 13d-3 promulgated by the Commission under the Securities Exchange Act of 1934, as amended) of all the shares of Common Stock directly owned by Sailfish Investments.

              (b) Items 7 through 10 of the cover page of this Amendment No. 2 to Schedule 13D which relate to Sailfish Investments' voting and dispositive power with respect to the shares of the Common Stock which it beneficially owns are hereby incorporated by reference in this response. Mr. Goldberg, as a controlling member and principal manager of Sailfish Investments, has the power to direct the voting and disposition of shares of Common Stock owned by Sailfish Investments. The Trust does not have any power to direct the voting or disposition of such shares of Common Stock.

              (c) Information with respect to all transactions which were effected since the most recent filing on Schedule 13D (March 26, 1999) by Sailfish Investments is set forth on Schedule I annexed hereto and incorporated herein by reference. Each sale was made by open market sales in brokers transactions on the American Stock Exchange.

              (d)     Not applicable.

              (e) The date on which Sailfish Investments ceased to be the beneficial owner of more than five percent of the class of securities was April 9, 1999

                                    SIGNATURE

              After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   May 4, 1999

                                          SAILFISH INVESTMENTS LLC


                                          By:     /s/ Arthur M. Goldberg
                                              -------------------------------
                                                Arthur M. Goldberg, Manager

                                SCHEDULE I

                        INFORMATION WITH RESPECT TO
              TRANSACTIONS EFFECTED SINCE MARCH 26, 1999 (1)


                                                                       AVERAGE
                              DATE            SHARES SOLD             PRICE (2)

Sailfish Investments        04/27/99              3,500                $0.50000
                            04/26/99              3,600                $0.50000
                            04/21/99             10,000                $0.50000
                            04/20/99             20,000                $0.50000
                            04/16/99             43,000                $0.50000
                            04/09/99                300                $0.62500
                            04/09/99             25,000                $0.50000
                            04/09/99              9,700                $0.56250
                            04/09/99             10,000                $0.62500
                            04/09/99             10,000                $0.56250
                            04/09/99             15,000                $0.50000
                            03/30/99              4,700                $0.50000


(1) ALL TRANSACTIONS WERE EFFECTED ON THE AMERICAN STOCK EXCHANGE.

(2) PRICE EXCLUDES COMMISSION.